UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WARNER-LAMBERT SAVINGS AND STOCK PLAN FOR COLLEAGUES IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

INDEX

			Page
PLAN FINANCIAL STATEMENTS
Independent Auditors' Report			3
Statement of Net Assets Available for Plan Benefits as of December 31, 2002			4
Statement of Net Assets Available for Plan Benefits as of December 31, 2001			5
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002			6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001			7
Notes to Financial Statements			8
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)			14
Signature			15

WARNER-LAMBERT MASTER TRUST INFORMATION

Exhibit I	-	Statement of Net Assets Available for Benefits as of October 31, 2002 (unaudited)	16

	-	Statement of Net Assets Available for Benefits as of October 31, 2001 (unaudited)	17

	-	Statement of Changes in Net Assets Available for Benefits for the year ended October 31, 2002 (unaudited)	18

	-	Statement of Changes in Net Assets Available for Benefits for the year ended October 31, 2001 (unaudited)	19

	-	Notes to Financial Statements (unaudited)	20

Exhibit 23	-	Consent of KPMG LLP, independent certified public accountants	23

CERTIFICATIONS

Exhibit 99.1	-	Certification by the Chief Executive Officer (Plan Administrator) Pursuant to the 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	24

Exhibit 99.2	-	Certification by the Chief Financial Officer (Plan Administrator) Pursuant to the 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	25

INDEPENDENT AUDITORS' REPORT

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 26, 2003

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Plan's interest in the Warner-Lambert Master Trust, at fair value...............	$35,971	$12,407	$23,564	$ --

Loans to participants........	1,406	--	--	1,406

Contributions receivable:
Participant.................	85	--	85	--
Employer....................	1,129	1,129	--	--

Net assets available for plan benefits...........	$38,591	$13,536	$23,649	$1,406

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Plan's interest in the Warner-Lambert Master Trust, at fair value...............	$44,380	$15,867	$28,513	$ --

Loans to participants........	1,395	--	--	1,395

Contributions receivable:
Participant.................	62	--	62	--
Employer....................	1,062	1,062	--	--

Net assets available for plan benefits...........	$46,899	$16,929	$28,575	$1,395

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment income from the Warner-Lambert Master Trust...............	$(8,924)	$(3,606)	$(5,318)	$ --
Interest income from loans to participants............	98	39	59	--
Contributions:
Participant................	3,565	--	3,565	--
Employer...................	1,682	1,682	--	--
Withdrawals.................	(4,793)	(1,459)	(3,268)	(66)
Loan transaction transfers, net.............	--	(21)	(56)	77
Administrative expenses.....	(52)	(2)	(50)	--
Transfer into Plan (Note 6).	116	--	116	--
Interfund transfers.........	--	(26)	26	--

Net (decrease)/increase.....	(8,308)	(3,393)	(4,926)	11

Net assets available for plan benefits:
Beginning of year.........	46,899	16,929	28,575	1,395
End of year...............	$38,591	$13,536	$23,649	$1,406

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Plan's interest in the net investment loss from the Warner-Lambert Master Trust...............	$(5,849)	$(2,405)	$(3,444)	$ --
Interest income from loans to participants............	121	45	76	--
Contributions:
Participant................	3,181	--	3,181	--
Employer...................	1,655	1,576	79	--
Withdrawals.................	(7,569)	(2,431)	(5,013)	(125)
Loan transaction transfers, net.............	--	(83)	(65)	148
Administrative expenses.....	(118)	(4)	(114)	--
Interfund transfers.........	--	(53)	53	--

Net (decrease)/increase.....	(8,579)	(3,355)	(5,247)	23

Net assets available for plan benefits:
Beginning of year.........	55,478	20,284	33,822	1,372
End of year...............	$46,899	$16,929	$28,575	$1,395

See Notes to Financial Statements which are an integral part of these financial statements.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 --Description of the Plan

            General -- On June 19, 2000, Pfizer Inc. (the Company) completed a merger with Warner-Lambert Company. In connection with the merger, the Company adopted and assumed the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the Plan).  The Plan is a defined contribution profit-sharing savings plan covering employees of the legacy Warner-Lambert Company in Puerto Rico who meet certain eligibility and participation requirements. Those employees who continue to contribute to the Plan are now active employees of the Company.  The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

            Contributions -- Each Participant may make contributions on a before-tax (that is, choose to reduce his or her compensation and have the Company contribute such amount to the Plan on his or her behalf) and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's before-tax and after-tax contributions, respectively, limited to those participant contributions that are less than or equal to 6% of the participant's base earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions may be made each year of up to 65% of each participant's contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-common share versus the prior year. Participants who are eligible employees may rollover contributions from other qualified plans into the Plan.

            Investment Options --

Nonparticipant Directed Fund -- The Company contributes to one fund:

Company Stock Fund -- This fund invests employer contributions in common stock of the Company. Beginning at age 55, participants, if they are vested, can transfer assets at graduated percentages, based on age, out of the Company Stock Fund into other investment funds.

Participant Directed Funds -- Participants are able to invest in the following seven investment funds:

Colleague Stock Fund --This fund invests in common stock of the Company, to provide an additional opportunity to participate in the performance of the Company's common stock.

Equity Index Trust* -- This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund* -- This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund* -- This fund invests in stocks of small U.S. companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund* -- This fund invests primarily in stocks of established growth companies outside the U.S., predominately in Europe, East Asia, Australia and Canada,  to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Balanced Fund* -- This fund invests in a balanced mix of approximately 60% stocks and 40% senior fixed income securities, to provide long-term growth of capital and current income.

Stable Value Fund* -- This fund invests principally in investment contracts issued by banks, insurance companies, and other high-quality issuers and other similar instruments, which are intended to maintain a constant net asset value primarily to maximize current income and maintain principle.

* T. Rowe Price sponsored fund.

            Changes in the participants' allocations relating to their future contributions and their current account balances can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

            The trustee of the Plan, T. Rowe Price (the Trustee), manages investments in its sponsored funds and therefore, is deemed a related party.

            Vesting --Effective January 1, 2002, matching contributions made to participant's accounts on and after that date will become 100% vested upon the completion of three years of service. Matching contributions made to participants' accounts prior to January 1, 2002 will become 100% vested upon the completion of three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 2002 and 2001 were $40 thousand and $19 thousand, respectively.

            Loans to Participants  -- Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's vested account balance reduced by any current outstanding loan balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective as of the last business day of the month before the month in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 60 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may only borrow from their vested account balances. Participant loans are presented at cost, which approximates fair value since such loans are subject to variable interest rates.

            Benefit Payments -- Upon retirement, total disability or death, participants or their beneficiaries may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of the participant account balances in the Company Stock Fund, if vested, and all other savings investment funds.

            Plan Termination -- In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of affected participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company's Board of Directors, each participant shall be entitled to the vested balance in accumulated investments credited to his/her account under the Plan.

Note 2 -- Summary of Significant Accounting Policies

            Basis of Accounting -- The financial statements of the Plan are prepared on the accrual basis of accounting.

            Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period.  Actual results could differ from those estimates.

            Master Trust Arrangement -- The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan (collectively referred to as the Plans) in the Warner-Lambert Master Trust (the Master Trust) for investment and administrative purposes. The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

            The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund.  Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the year ended December 31, 2001 was 6.58%. During 2002, this fund was closed and all assets were redistributed, at the participants' discretion, to other remaining funds. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The Stable Value fund's investment contracts, including synthetic investment contracts, are reported at their estimated fair value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the fund primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

            Dividend and interest income are recorded by the Trustee as earned by the Master Trust. Net appreciation/ (depreciation) in fair value of Master Trust investments consists of realized and unrealized gains and losses.

            Loan Fund  -- The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

            Interest Income from Loans to Participants  -- Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

            Expenses -- All expenses are paid by the Plan unless paid by the Company.

Note 3 -- Tax Status of the Plan

            The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) and is, therefore, not subject to tax under present income tax law.  Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through January 1, 1997 are qualified under Section 165(a) of the PRIRC and will be treated for purposes of Section 501(a) of the U.S. Internal Revenue Code (the Code) as an organization described in Section 401(a) of the Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the Code and the PRIRC. Accordingly, no provision has been made for federal income taxes.

Note 4 -- Plan Administration

            The Investment Committee (the Committee) of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Plan and the Master Trust, including oversight of the investments, the trustee and investment managers.

Note 5 -- Master Trust Financial Information

            The investments of the Master Trust as of December 31, 2002 and 2001 were as follows:

(thousands of dollars)	2002	2001

Investments at fair value:
Company common stock................	$63,072	$1,548,271
Equity funds........................	7,505	357,304
Bond funds..........................	558	11,433
Stable value fund...................	9,862	--
Fixed income fund...................	--	166,280
Cash and cash equivalents...........	--	1,258

Net assets available for benefits.....	$80,997	$2,084,546

Plan's interest in the Master Trust...	$35,971	$ 44,380

 The investment activity of the Master Trust for the years ended December 31, 2002 and 2001 was as follows:

(thousands of dollars)	2002	2001

Net appreciation/(depreciation) in fair value of investments:
Company common stock................	$44,245	$(263,551)
Equity funds........................	(7,237)	(52,626)
Bond funds..........................	--	(162)
Stable value fund...................	23	--
	37,031	(316,339)
Dividend and interest income..........	2,393	34,888

	$39,424	$(281,451)

Plan's interest in the net investment income/(loss) from the Master Trust.	$(8,924)	$ (5,849)

            Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

            At December 31, 2002 and 2001, the Plan's interest in the Master Trust was approximately 44% and 2%, respectively. The increase in the Plan's interest in the Master Trust results from the transfer out of approximately $1,813 million of assets allocated to the other plan within the Master Trust (see Exhibit I, Note 6 - Transfer Out of Master Trust). The unaudited financial statements of the Master Trust as of and for the years ended October 31, 2002 and 2001 are prepared on the modified cash basis of accounting and are included as Exhibit I to the Plan's Form 11-K.

Note 6 -- Transfer into Plan

            During 2002, the assets for certain participants of another company plan, Agouron Pharmaceuticals, Inc. 401(k) plan, became part of the Plan. As a result, certain participants in this plan became eligible to participate in the Plan and assets of $116 thousand were transferred into the Master Trust.

Note 7 -- Related Party Transactions

            The Master Trust has investments which are managed by the Trustee, therefore, all transactions between the Master Trust and the Trustee qualify as party-in-interest transactions.

Note 8 -- Subsequent Event

            Effective in April 2003, the Plan was merged into the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, another Company plan, to form a new plan, The Pfizer Savings Plan for Employees Resident in Puerto Rico.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002
(thousands of dollars)

	Cost	Current Value
Plan's interest in the Warner-Lambert Master Trust*..........................	$44,909	$35,971

Loans to participants (205 loans)*
(Interest rates: 4.25% - 9.0%) (Maturity dates through 12/2/2006)......
	$ 1,406	$ 1,406

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WARNER-LAMBERT SAVINGS AND STOCK PLAN
FOR COLLEAGUES IN PUERTO RICO

By: David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Investment Committee

Date:  June 26, 2003

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2002
(thousands of dollars)
(unaudited)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Investments at fair value:
Company common stock.....	$65,687	$34,004	$31,683	$ --
Equity funds.............	7,366	--	7,366	--
Bond funds...............	473	--	473	--
Stable value fund........	9,223	--	9,223	--

Loans to participants.....	2,497	--	--	2,497

Net assets available for benefits.............	$85,246	$34,004	$48,745	$2,497

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
October 31, 2001
(thousands of dollars)
(unaudited)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund

Investments at fair value:
Company common stock......	$1,663,212	$990,033	$ 673,179	$ --
Equity funds..............	326,469	--	326,469	--
Bond funds................	10,447	--	10,447	--
Fixed income fund.........	164,152	--	164,152	--

Loans to participants......	15,903	--	--	15,903

Net assets available for benefits..............	$2,180,183	$990,033	$1,174,247	$15,903

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2002
(thousands of dollars)
(unaudited)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:
Interest income from loans to participants...	$ 429	$ 60	$ 369	$ --
Dividend and interest income..................	11,808	3,014	8,794	--
Net (depreciation)/ appreciation in fair value of investments....	(12,798)	(18,916)	6,118	--
Contributions:
Participant..............	18,513	--	18,513	--
Employer.................	4,461	4,177	284	--
Withdrawals...............	(317,055)	(133,944)	(182,626)	(485)
Loan transaction transfers, net...........	--	(53)	(414)	467
Administrative expenses...	(247)	(5)	(242)	--
Transfer into Master Trust (Note 5)...........	116	--	116	--
Transfer out of Master Trust (Note 6)...........	(1,800,164)	(788,465)	(998,311)	(13,388)

Interfund transfers.......	--	(21,897)	21,897	--

Net decrease..............	(2,094,937)	(956,029)	(1,125,502)	(13,406)

Net assets available for benefits:
Beginning of year.......	2,180,183	990,033	1,174,247	15,903
End of year.............	$ 85,246	$ 34,004	$ 48,745	$ 2,497

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended October 31, 2001
(thousands of dollars)
(unaudited)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investment activity:
Interest income from loans to participants....	$ 1,277	$ 100	$ 1,177	$ --
Dividend and interest income...................	57,800	10,876	46,924	--
Net depreciation in fair value of investments.....	(198,247)	(35,227)	(163,020)	--
Contributions:
Participant...............	57,586	--	57,586	--
Employer..................	24,090	24,557	(467)	--
Withdrawals................	(455,401)	(223,214)	(230,509)	(1,678)
Loan transaction transfers, net............	--	(102)	(1,155)	1,257
Administrative expenses....	(849)	(11)	(838)	--
Interfund transfers........	--	(14,348)	14,348	--
Transfer into Master Trust (Note 5)..................	1,030	--	980	50

Net decrease...............	(512,714)	(237,369)	(274,974)	(371)

Net assets available for benefits:
Beginning of year........	2,692,897	1,227,402	1,449,221	16,274
End of year..............	$2,180,183	$ 990,033	$1,174,247	$15,903

See Notes to Financial Statements which are an integral part of these financial statements.

EXHIBIT I
WARNER-LAMBERT MASTER TRUST
NOTES TO FINANCIAL STATEMENTS
October 31, 2002 and 2001
(thousands of dollars)
(unaudited)

Note 1 -- Summary of Significant Accounting Policies

            Basis of Accounting -- The financial statements of the Warner-Lambert Master Trust (the Master Trust) include the assets of the Warner-Lambert Savings and Stock Plan (WLSSP) and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (WLSSPPR) (collectively referred to as the Plans) and are prepared on the modified cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

            The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each plan's interest in the Master Trust is credited or charged for contributions, transfers and distributions. Investment income is allocated to the Plans based upon each plan's beneficial interest in the net assets of the Master Trust.

            Valuation of Investments -- The value of the Fixed Income fund is determined by multiplying $1.00 by the number of shares owned by the Master Trust in the fund.  Within the Fixed Income fund are fully benefit-responsive guaranteed investment contracts, the principal and interest of which are guaranteed. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of the fully benefit-responsive guaranteed investment contracts for the year ended December 31, 2001 was 6.58%. During 2002, this fund was closed and all assets were redistributed, at the participants' discretion, to other remaining funds. The Equity Index Trust fund is stated at net asset value as determined based on the closing market prices of the underlying investments held. The Stable Value fund's investment contracts, including synthetic investment contracts, are reported as their estimated fair value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the fund primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). The investments of the Master Trust that are traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

            Loan Fund  -- The loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

            Investment Activity -- Dividend and interest income are recorded by T. Rowe Price (the Trustee) as earned. Net appreciation/(depreciation) in fair value of investments consists of realized and unrealized gains and losses. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

            Expenses -- All expenses are paid by the Plans unless paid by Pfizer Inc. (the Company).

            Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

            Risk and Uncertainties -- Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the investments and investment activity of the Master Trust.

Note 2 -- Tax Status of the Master Trust

            The Plans in the Master Trust are intended to be qualified plans under the U.S. Internal Revenue Code (the Code) and the Puerto Rico Internal Revenue Code of 1994, respectively, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Note 3 -- Significant Investments

            The following presents the fair value of investments that represent 5% or more of the net assets of the Master Trust:

	October 31, 2002	October 31, 2001

Company* common stock.............	$65,687	$1,663,212
T. Rowe Price equity index fund...	--	115,881
T. Rowe Price stable value fund...	9,223	--
T. Rowe Price fixed income fund...	--	164,152

* Pfizer Inc.

Note 4 -- Trust Administration

            The Investment Committee (the Committee) of the Plans monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance. The Committee is responsible for the daily administration of the Master Trust, including oversight of investments, the trustee and investment managers.

Note 5 -- Transfer Into Master Trust

            During 2002, the assets for certain participants of another Company plan, the Agouron Pharmaceuticals, Inc. 401(k) (Agouron 401(k)) plan, became part of the WLSSPPR. As a result, certain participants in this plan became eligible to participate in the WLSSPPR and assets of $116 were transferred into the Master Trust.

            During 2001, another Company plan, the Willinger Brothers, Inc. 401(k) plan became part of the WLSSP. As a result, participants in this plan became eligible to participate in the WLSSP and assets of $1,030, which included loans to participants of $50, were transferred into the Master Trust.

Note 6 -- Transfer Out of Master Trust

            Effective February 1, 2002, most of the assets of the WLSSP (approximately $1,800) and all of the assets of the Agouron 401(k) plan were transferred into the Pfizer Savings and Investment Plan (PSIP) to create one harmonized savings plan for all eligible employees of the Company. At the same time, the PSIP was renamed the Pfizer Savings Plan. Participants remaining in the WLSSP are those individuals who are or were covered by the collective bargaining agreement between the Paper, Allied-Industrial, Chemical and Energy Workers International Union, A.F.L.-C.I.O., Lititz, PA, Local 2-670 and the Warner-Lambert Company. The WLSSP's beneficial interest in the net assets of the Master Trust, excluding those related to the remaining participants, were transferred to the trustee of the Pfizer Savings Plan.

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Investment Committee
Warner-Lambert Savings and Stock Plan
for Colleagues in Puerto Rico:

            We consent to incorporation by reference in the Registration Statement on Form S‑8 of Pfizer Inc. dated June 19, 2000 (File No. 333‑39610) of our report dated June 26, 2003, relating to the statements of net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11‑K of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 26, 2003

EXHIBIT 99.1

Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, David L. Shedlarz, hereby certify that, to the best of my knowledge, the Annual Report of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ David L. Shedlarz

David L. Shedlarz

Executive Vice President and Chief Financial Officer of Pfizer Inc., issuer of the securities held pursuant to the Plan and Chair, Savings Plan Committee (Plan Administrator)

June 26, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard A. Passov, hereby certify that, to the best of my knowledge, the Annual Report of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Richard A. Passov

Richard A. Passov

Vice President and Treasurer of Pfizer Inc., issuer of the securities held pursuant to the Plan and member of the Savings Plan Committee (Plan Administrator)

June 26, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.